UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number 001-37542

CRH MEDICAL CORPORATION
(Translation of registrant’s name into English)
578 - 999 Canada Place, World Trade Center Vancouver, British Columbia, Canada V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

The Registrant previously furnished reports on Form 6-K with the Securities and Exchange Commission dated July 28, 2016 and October 27, 2016 (the "Reports"). The Registrant inadvertently did not incorporate Exhibits 99.1 and 99.2 of the Reports (the "Exhibits") into its registration statements on Form S-8 (File No. 333-206945 and File No. 333-206946) that have been filed with the Securities and Exchange Commission (the "Registration Statements"). This report on Form 6-K is furnished solely to incorporate by reference the Exhibits into the Registration Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH MEDICAL CORPORATION
(Registrant)

Date:	December 19, 2016	By:	/s/ Richard Bear
			Name:	Richard Bear
			Title:	Chief Financial Officer